VIA EDGAR

                                                               December 10, 1997


Securities and Exchange Commission
Division of Corporation Finace
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attn:  Filing Desk

       Re:  Lilly Industries, Inc. Form S-4
            File Number:  333-41587

Ladies and Gentlemen:

     Please consider the following as an amendment to the cover page in reference to Registration Number 333-41587 filed on Form S-4 by Lilly Industries, Inc. Please amend the cover page to include the following Delaying Amendment legend:

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.




                                                      LILLY INDUSTRIES, INC.



                                                       /s/ John C. Elbin
                                                       ----------------------
                                                       John C. Elbin
                                                           Vice President, Chief
                                                           Financial Officer
                                                           and Secretary